UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 14)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011, as amended by Amendment No. 1 thereto filed on July 20, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on July 29, 2011, Amendment No. 4 thereto filed on August 4, 2011, Amendment No. 5 thereto filed on August 12, 2011, Amendment No. 6 thereto filed on August 16, 2011, Amendment No. 7 thereto filed on August 19, 2011, Amendment No. 8 thereto filed on September 12, 2011, Amendment No. 9 thereto filed on September 15, 2011, Amendment No. 10 thereto filed on September 19, 2011, Amendment No. 11 thereto filed on September 20, 2011, Amendment No. 12 thereto filed on September 29, 2011 and Amendment No. 13 thereto filed on September 30, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, in each case as may be amended or supplemented. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

 ITEM 8.ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

“Announcement of Results of Initial Offering; Commencement of Subsequent Offering Period

“Parent and the Company received early termination of the waiting period under the HSR Act on the afternoon of October 14, 2011. With early termination under the HSR Act, the regulatory conditions necessary for the consummation of the Offer have been satisfied. As previously announced by Parent, Parent had already obtained the required antitrust clearances from the competition authorities in France and Germany.

At 12:00 midnight, New York City time, on Friday, October 14, 2011, the initial offering period of the Offer expired as scheduled. The initial offering period was not extended. The Offeror and Parent have been advised by BNY Mellon Shareowner Services (the “Depositary”) that as of the expiration of the initial offering period, a total of approximately 23,372,120 shares of Company Common Stock (including 2,703,910 shares subject to guaranteed delivery procedures) were validly tendered and not properly withdrawn, representing approximately 91.9% of the Company Common Stock then outstanding. As a result, the minimum tender condition of the Offer has been satisfied. The Offeror has accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn prior to the expiration of the initial offering period.

The Offeror has commenced a subsequent offering period in connection with the Offer for all remaining shares of Company Common Stock to permit shareholders who have not yet tendered their shares the opportunity to do so. The subsequent offering period will expire at 12:00 midnight, New York City time, on Wednesday, October 19, 2011.

The same $47.20 in cash per share, without interest, that was paid in the initial offering period will be paid to holders of Company Common Stock who tender their shares during the subsequent offering period.  The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period, (ii) shares tendered during the subsequent offering period may not be withdrawn and (iii) CEOP participants must submit their completed, signed and dated instruction form to BNY Mellon Shareowner Services (the “Tabulation Agent”) not later than 11:59 p.m., New York City time, on October 17, 2011.  In addition, no shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.  Any shares properly tendered during the subsequent offering period will be immediately accepted for payment.

In conjunction with the subsequent offering period, the Offeror and Parent, through an amendment to the Schedule TO filed October 17, 2011, have instructed CEOP participants to submit their completed, signed and dated instruction form to the Tabulation Agent not later than 11:59 p.m., New York City time, on October 17, 2011. Parent has advised CEOP participants that such date and time will be the “Plan Deadline” described in the instruction letter from the Company sent to CEOP participants with the Offer to Purchase (and previously filed as Exhibit (a)(1)(H) to the Schedule TO).

As a result of the tenders in the initial offering period (assuming the delivery of at least 2,226,090 of the shares of Company Common Stock tendered subject to guaranteed delivery), the Offeror will own more than 90 percent of the outstanding Company Common Stock and expects to complete its acquisition of the Company through a short-form merger without a vote or meeting of the Company’s shareholders. Upon completion of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent. In the Merger, each of the remaining shares of Company Common Stock will be converted into the right to receive the same $47.20 in cash per share, without interest, that was paid in the Offer. The Merger is expected to occur promptly after the completion of the subsequent offering period.

Promptly after the completion of the Merger, Parent intends to cause all shares of the Company Common Stock to be delisted from the NYSE.  Upon completion of the Merger, the Company Common Stock will cease to be traded on the NYSE, and the Company will no longer have reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Arch Chemicals, Inc.

By:	/s/ Joseph P. Lacerenza
Name:	Joseph P. Lacerenza
Title:	Senior Deputy General Counsel and Secretary

Date:  October 17, 2011